UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                             FRANKLIN QUEST COMPANY
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   354-596108

                                 (CUSIP Number)

                               Stephen A. Yacktman
                              303 W. Madison Street
                                   Suite 1925
                             Chicago, Illinois 60606
                                 (312) 201-1200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 1996
                      (Date of Event which Requires Filing
                                of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

   Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
    CUSIP No.   354-596108


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Yacktman Asset Management Co.         36-3780592


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              OO Funds of Investment Advisory Clients

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]

              Not Applicable

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                    7   SOLE VOTING POWER
      NUMBER OF
        SHARES               352,600

     BENEFICIALLY   8   SHARED VOTING POWER
       OWNED BY
         EACH                308,800
      REPORTING
                    9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                2,091,400

                    10  SHARED DISPOSITIVE POWER

                             0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,091,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

              Not Applicable

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.444% (see footnote 1)

    14   TYPE OF REPORTING PERSON*

              IA

   1.   Based upon an aggregate of 20,024,631 shares outstanding at October
        1, 1996.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

    CUSIP No.   354-596108


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Donald A. Yacktman            ###-##-####

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                     (b) [X]

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

              PF to extent shares are not also beneficially owned by Yacktman Asset Management Co.

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]

              Not Applicable

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                    7   SOLE VOTING POWER
      NUMBER OF
        SHARES               50,000

     BENEFICIALLY   8   SHARED VOTING POWER
       OWNED BY
         EACH                352,600 (see footnote 1)

      REPORTING     9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                50,000

                    10  SHARED DISPOSITIVE POWER

                             2,091,400 (see footnote 1)

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,141,400

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

              Not Applicable

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.694% (see footnote 2)

    14   TYPE OF REPORTING PERSON*

              IN


   1. Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.
   2.   Based upon an aggregate of 20,024,631 shares outstanding at October
        1, 1996.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
    CUSIP No.   354-596108

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Yacktman Fund, Inc.                 36-3831621

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                     (b) [X]

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

               WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          [ ]

               Not Applicable

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Maryland

                     7   SOLE VOTING POWER
       NUMBER OF
        SHARES                1,430,000
     BENEFICIALLY
       OWNED BY
         EACH        8   SHARED VOTING POWER
       REPORTING
        PERSON                0
         WITH
                     9   SOLE DISPOSITIVE POWER

                              0
                     10  SHARED DISPOSITIVE POWER

                              0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,430,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]

               Not Applicable

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.141%  (see footnote 1)

    14    TYPE OF REPORTING PERSON*

               IV


   1.   Based upon an aggregate of 20,024,631 shares outstanding at October
        1, 1996.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    Item 1               Security and Issuer

                         This Schedule 13D relates to the Common Stock, $.05 par value (the "Common Stock") of Franklin Quest Company, which is a Utah corporation with its principal executive offices at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119-2331.

    Item 2               Identity and Background

                         (a)  The persons filing this Schedule 13D are
                              (i) Donald A. Yacktman ("Yacktman"),
                              (ii) Yacktman Asset Management Co.
                              ("Yacktman Asset Management"), and (iii)
                              The Yacktman Fund, Inc. (the "Yacktman
                              Fund").  Attached as Exhibit 1 hereto,
                              which is incorporated by reference herein, is an agreement among Yacktman, Yacktman Asset Management and the Yacktman Fund that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that the reporting persons, or any combination of them, comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

                              This Schedule 13D contains information
                              regarding shares of Common Stock that may be deemed to be beneficially owned by Yacktman Asset Management and, by virtue of his sole ownership of Yacktman Asset Management, by Yacktman. Such shares are held in the accounts of various investment advisory clients of Yacktman Asset Management, including the Yacktman Fund, with respect to which accounts Yacktman Asset Management has investment discretion (the "Accounts"), and with respect to some of which it has sole voting power. This
                              Schedule 13D also contains information
                              regarding shares of Common Stock
                              individually owned by Yacktman.

                         (b)  The business address of Yacktman and
                              Yacktman Asset Management is:

                                   303 West Madison Street
                                   Suite 1925
                                   Chicago, Illinois 60606

                         (c) Yacktman Asset Management is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                              Yacktman is the President, sole director and sole owner, of Yacktman Asset
                              Management. He is also a director, and the President and Treasurer of the Yacktman Fund.

                              The Yacktman Fund is an investment company registered under the Investment Company Act of 1940. Yacktman Asset Management is the investment adviser to the Yacktman Fund.

                         For information required by Item 2(a)-(c) pursuant to Instruction C to Schedule 13D with respect to the executive officers and directors of Yacktman Asset Management and the Yacktman Fund (collectively, the "Covered Persons"), reference is hereby made to Schedule A annexed hereto and incorporated herein by reference.


                         (d)  None of Yacktman, Yacktman Asset
                              Management, the Yacktman Fund, nor any
                              Covered Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                         (e)  None of Yacktman, Yacktman Asset
                              Management, the Yacktman Fund, nor any
                              Covered Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

                         (f) Yacktman Asset Management is an Illinois corporation, the Yacktman Fund is a Maryland corporation, and each of the Covered Persons is a United States citizen.

    Item 3               Source and Amount of Funds or Other
                         Consideration

                         All securities reported as beneficially owned by Yacktman Asset Management on this Schedule 13D are held in Accounts and owned by its investment advisory clients. To the knowledge of Yacktman Asset Management, only one such client, the Yacktman Fund, beneficially owns in excess of 5.0% of the Common Stock.

                         The Yacktman Fund used its working capital to purchase the 1,430,000 shares of Common Stock beneficially owned by it.

                         Yacktman used personal funds to purchase the 50,000 shares of Common Stock individually owned by him.

    Item 4               Purpose of Transaction

                         Each of the reporting persons has acquired the shares of Common Stock beneficially owned by it or him for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Yacktman Asset Management desires to influence the management of Franklin Quest Company as to various business and corporate matters, specifically including policies and practices with respect to the issuance of stock options and cash performance bonuses to management. Each of the reporting persons reserves the right to take any and all appropriate actions to encourage management to maximize shareholder value.

    Item 5               Interest in Securities of the Issuer

                         (a) As of November 4, 1996, each of the persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

                                                 Number       Percentage of
                                               of Shares       Common Stock
         Person

         Donald A. Yacktman                      2,141,400         10.694%
         Yacktman Asset Management Co.           2,091,400         10.444%
         The Yacktman Fund, Inc.                 1,430,000          7.141%
         Jon D. Carlson                                  0               0
         Ronald W. Ball                              2,500        .000125%
         Thomas R. Hanson                                0               0
         Stanislaw Maliszewski                           0               0
         Stephen E. Upton                                0               0

    Item 5               (b)  Yacktman Asset Management has sole power to
    Continued                 vote or to direct the vote of 352,600
                              shares of Common Stock, shared power to
                              vote or to direct the vote of 308,000
                              shares of Common Stock, and sole power to dispose or to direct the disposition of 2,091,400 shares of Common Stock.

                              Yacktman has sole power to vote or to
                              direct the vote of, and sole power to
                              dispose or to direct the disposition of
                              50,000 shares of Common Stock. By virtue of his ownership of Yacktman Asset Management, Yacktman has shared power to vote or to direct the vote of 352,600 shares of Common Stock, and shared power to dispose or to direct the disposition of 2,091,400 shares of Common Stock.

                              The Yacktman Fund has sole power to vote or to direct the vote of 1,430,000 shares of Common Stock, and has no power to dispose or to direct the disposition of the Common Stock beneficially owned by it.

                              Ronald W. Ball has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 2,500 shares of Common Stock.

                         (c) During the 60 day period ended as of the date hereof, the reporting persons have sold no shares of the Common Stock, and have acquired shares of the Common Stock in open market transactions, as follows:

                                               No. of Shares       Price
         Name                 Date                Acquired        Per Share

   Donald A. Yacktman       10/21/96                10,000           19.75

   The Yacktman Fund,       09/04/96                17,000           17.81
     Inc.*                  09/12/96                10,000           17.42
                            09/13/96               133,000           17.65
                            10/18/96                20,000           19.75
                            10/22/96                20,000           19.65
                            10/24/96                28,000           19.68
                            10/30/96                12,000           20.68

   Ronald W. Ball           --------                   -0-           ----

   Yacktman Asset           09/13/96                40,000           17.61
     Management Co.         09/18/96                15,000           17.72
                            09/19/96                 2,200           17.68
                            09/23/96                 2,500           18.31
                            10/04/96                 1,500           19.92
                            10/10/96                 3,900           19.96
                            10/11/96                15,300           20.10
                            10/14/96                 6,300           21.08
                            10/15/96                18,400           20.11
                            10/25/96                14,500           20.43
                            10/28/96                 3,400           20.54
                            10/29/96                22,100           20.40
                            10/30/96                33,000           20.74

    ____________
    *All purchases made by Yacktman Asset Management Co. on behalf of The Yacktman Fund, Inc.

    d)   Not applicable.

    (e)  Not applicable.


    Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                         Except as otherwise described herein, none of Yacktman, Yacktman Asset Management, the Yacktman Fund, nor, to the best knowledge of the undersigned, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of Franklin Quest Company.


    Item 7               Material to Be Filed as Exhibits

                         Exhibit 1 -    Agreement pursuant to Rule 13d-
                                        1(f)

   Signature


   Each of the undersigned, after reasonable inquiry and to the best of its or his knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.



   Dated:   November 4, 1996     YACKTMAN ASSET MANAGEMENT CO.


                                 By:  /s/ Donald A. Yacktman
                                      Donald A. Yacktman, President



   Dated:   November 4, 1996     /s/ Donald A. Yacktman
                                     Donald A. Yacktman




   Dated:   November 4, 1996     THE YACKTMAN FUND, INC.


                                 By:  /s/ Donald A. Yacktman
                                      Donald A. Yacktman, President

                                   SCHEDULE A

                    ITEM 2(a)-(c) INFORMATION WITH RESPECT TO
                        EXECUTIVE OFFICERS AND DIRECTORS


   1.   Jon D. Carlson

        Executive Vice President of Yacktman Asset Management Co., Director, Vice President and Secretary of The Yacktman Fund, Inc.

        Business Address:     c/o Yacktman Asset Management Co.
                              303 West Madison Street
                              Suite 1925
                              Chicago, Illinois 60606

   2.  Ronald W. Ball

       Senior Vice President of Yacktman Asset Management Co.

       Business Address:     c/o Yacktman Asset Management Co.
                             303 West Madison Street
                             Suite 1925
                             Chicago, Illinois 60606


   3.  Thomas R. Hanson

       Director of The Yacktman Fund, Inc.
       Partner of Fleming/Hanson Sales, a manufacturers representative firm in the commercial and industrial air conditioning industry.

       Business Address:     c/o Fleming/Hanson Sales
                             3010 Woodcreek Drive
                             Downers Grove, Illinois 60515

   4.  Stanislaw Malizewski

       Director of The Yacktman Fund, Inc.
       Managing Director of Gateway Asset Management, Inc., an investment management and marketing company for large institutional investors.

       Business Address:     c/o Gateway Asset Management, Inc.
                             180 North LaSalle Street
                             Suite 1420
                             Chicago, Illinois 60601
   5.  Stephen E. Upton

       Director of The Yacktman Fund, Inc.
       Retired

       Residence Address:    100 Ridgeway Road
                             St. Joseph, Michigan 49085